Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

October 12, 2023

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2354

Balanced Income Builder Portfolio, Series 45

File Nos. 333-274108 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2354, filed on August 21, 2023, with the Securities and Exchange Commission. The registration statement proposes to offer the Balanced Income Builder Portfolio, Series 45 (the “trust”).

PROSPECTUS

Investment Summary — Principal Investment Strategy

1.       Please consider making it more clear in the disclosure that the trust may or may not invest in certain of the instruments described in the “Principal Investment Strategy” section. To that end, please consider moving the disclosure stating the trust’s holdings as of the date of deposit closer to the beginning of the principal investment strategy section.

Response: The first paragraph under the “Principal Investment Strategy” section describes the intended investment holdings of the trust, which are dividend-paying stocks of U.S.-listed companies and shares of ETFs that invest substantially all of their assets in fixed-income securities. The subsequent five paragraphs elaborate on how these two groups of securities are selected for the trust. As noted in the fourth paragraph, the fixed-income ETFs may invest in all types of fixed-income securities. The discussion of the possible fixed-income securities that may be held in the ETFs was intended to give investors a sense of what fixed-income securities may be included in the ETFs. The last paragraph describes what was ultimately selected based upon current economic conditions. Management believe this format (i.e., beginning with the intended investments, continuing with a description of the considerations for selection and finishing with what was selected) provides investors with fulsome understanding of how trusts of this series are selected and what is in this particular trust. Therefore, management respectfully declines moving the disclosure related to the trust’s holdings as of the date of deposit. However, in order to make it clearer that the trust may or may not invest certain investments listed, the second sentence of the fourth paragraph under the “Principal Investment Strategy” section will be replaced with the following:

The fixed-income ETFs may invest in all types of fixed-income securities. The fixed-income securities may include, but are not limited to nor required to include, mortgage-backed securities, senior loans, municipal bonds, Treasury bonds, preferred securities and floating rate securities.

Investment Summary — Security Selection

2.       In the “Security Selection” section under the “US High Dividend Strategy” it states, “U.S. designation requires a company to have its primary listing on an eligible U.S. exchange, along with other factors such as plurality of its assets and revenues.” Please define “plurality” in this disclosure.

Response:       In response to this comment, the referenced disclosure has been revised as follows:

U.S. designation requires a company to have its primary listing on an eligible U.S. exchange, along with other factors such as a plurality (i.e., greater than from any other country) of its assets and revenues held in or coming from the U.S.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren